Computation of Ratios of Earnings to Fixed Charges

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED MARCH 31, 2005	FOR THE TWELVE MONTHS ENDED MARCH 31, 2005
Earnings from continuing operations	$ 7,609	$ 47,806
Income taxes	4,674	26,428
Earnings from continuing operations before income taxes	$ 12,283	$ 74,234
Fixed charges:		
Interest, long-term debt	$ 6,499	$ 26,691
Interest, other (including interest on short-term debt)	558	1,051
Amortization of debt expense, premium, net	447	1,804
Portion of rentals representative of an interest factor	79	263
Total fixed charges	$ 7,583	$ 29,809
Earnings from continuing operations before income taxes	$ 12,283	$ 74,234
Plus: total fixed charges from above	7,583	29,809
Earnings from continuing operations before income taxes and fixed charges	$ 19,866	$ 104,043
Ratio of earnings to fixed charges	2.62 x	3.49 x